Follow-Up Materials

06012294

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Vangold Resources Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 07 2006
THOMSON FINANCIAL

FILE NO. 82- 2891 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 4/7/06

82-2891

COPY

Date and Time: September 13, 2005 02:08 PM Pacific Time

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Annual Report

BC COMPANY

FORM 6
BUSINESS CORPORATIONS ACT
Section 51

SEC MAIL PROCESSING SECTION RECEIVED MAR 08 2006 WASH, D.C. 152

AR/S 12-31-04

Filed Date and Time: **September 13, 2005 02:08 PM Pacific Time**

ANNUAL REPORT DETAILS

NAME OF COMPANY	
VANGOLD RESOURCES LTD. SUITE 1730-650 WEST GEORGIA STREET VANCOUVER BC V6B 4N9 CANADA	INCORPORATION NUMBER **BC0178889**
	DATE OF RECOGNITION **August 11, 1978**
	DATE OF ANNUAL REPORT (ANNIVERSARY DATE OF RECOGNITION IN BC) **August 11, 2005**

OFFICER INFORMATION AS AT August 11, 2005

Last Name, First Name, Middle Name:
BRYNELSEN, DAL
Office(s) Held: (CEO, President)

Mailing Address:
5825 SAN SOUCI RD.
HALFMOON BAY BC V0N 1Y2
CANADA

Delivery Address:
5825 SAN SOUCI RD.
HALFMOON BAY BC V0N 1Y2
CANADA

RECEIVED 2006 MAR 10 P 12:13 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Last Name, First Name, Middle Name:
FOWLDS, H. MARTYN
Office(s) Held: (CFO, Treasurer)

Mailing Address:
10871 SUNSHINE COAST HWY.
HALFMOON BAY BC V0N 1Y2
CANADA

Delivery Address:
10871 SUNSHINE COAST HWY.
HALFMOON BAY BC V0N 1Y2
CANADA

Last Name, First Name, Middle Name:
GOLDSMITH, LOCKE
Office(s) Held: (Other Office(s))

Mailing Address:
301-1855 BALSAM STREET
VANCOUVER BC V6K 3M3
CANADA

Delivery Address:
301-1855 BALSAM STREET
VANCOUVER BC V6K 3M3
CANADA

Last Name, First Name, Middle Name:
Lindley, David
Office(s) Held: (Other Office(s))

Mailing Address:
C/O MACMIN SILVER LTD.
LEVEL ONE 94 BUNDALL ROAD
BUNDALL ROAD
QUEENSLAND 9726
AUSTRALIA

Delivery Address:
C/O MACMIN SILVER LTD.
LEVEL ONE 94 BUNDALL ROAD
BUNDALL ROAD
QUEENSLAND 9726
AUSTRALIA

Last Name, First Name, Middle Name:
PETERS, MARGO
Office(s) Held: (Secretary)

Mailing Address:
#103-2577 WILLOW STREET
VANCOUVER BC V5Z 3N8
CANADA

Delivery Address:
#103-2577 WILLOW STREET
VANCOUVER BC V5Z 3N8
CANADA

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.fin.gov.bc.ca/registries

Telephone: 250 356-8626

ANNUAL REPORT
FORM 6 – BC COMPANY
Section 51 *Business Corporations Act*

DO NOT MAIL THIS FORM to the Corporate and Personal Property Registries unless you are instructed to do so by registry staff. The Regulation under the *Business Corporations Act* requires the electronic version of this form to be filed on the Internet at www.corporateonline.gov.bc.ca

Filing Fee for paper filing: $43.39
If you are instructed by registry staff to mail this form to the Corporate Registry, submit this form with a cheque or money order made payable to the Minister of Finance, or provide the registry with authorization to debit the fee from your BC OnLine Deposit Account. Please pay in Canadian dollars or in the equivalent amount of US funds.

Freedom of Information and Protection of Privacy Act (FIPPA): The personal information requested on this form is made available to the public under the authority of the *Business Corporations Act*. Questions about how the *FIPPA* applies to this personal information can be directed to the Administrative Assistant of the Corporate and Personal Property Registries at 250 356-1198, PO Box 9431Stn Prov Govt, Victoria BC V8W 9V3.

A INCORPORATION NUMBER OF COMPANY
BC017889

B NAME OF COMPANY
VANGOLD RESOURCES LTD.

C DATE OF RECOGNITION YYYY / MM / DD: 1978/08/11

D DATE OF ANNUAL REPORT YYYY / MM / DD: 2004/08/11

E OFFICER NAME(S) AND ADDRESS(ES) – Enter the full name, delivery address, mailing address (if different) and office held of each of the company's officers, if any. The officer may select to provide either (a) the delivery address and, if different, the mailing address for the office at which the individual can usually be served with records between 9 a.m. and 4 p.m. on business days or (b) the delivery address and, if different, the mailing address of the individual's residence. The delivery address must not be a post office box. Attach an additional sheet if more space is required.

LAST NAME	FIRST NAME	MIDDLE NAME	
DELIVERY ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
MAILING ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
OFFICE(S) HELD (e.g. president, secretary, vice president)			
LAST NAME	FIRST NAME	MIDDLE NAME	
DELIVERY ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
MAILING ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
OFFICE(S) HELD (e.g. president, secretary, vice president)			

SEE ANNUAL REPORT "A" ATTACHED

F COMPANY CHANGES
A company must file with the registrar a notice of any change to the information shown in the Corporate Register. Please visit our Web site at www.fin.gov.bc.ca/registries or phone 250 356-8626 for information on how to file these notices.

G CERTIFIED CORRECT – I have read this form and found it to be correct.

NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY	DATE SIGNED YYYY / MM / DD
DAL S. Brynelsen	X [signature]	2004/08/11

FORM 6/WEB Rev. 2005 / 3 / 9

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

RECEIPT

This is confirmation of payment for filing.

Form Filed:	BC Annual Report for August 11, 2005
Company Number:	BC0178889
Company Name:	VANGOLD RESOURCES LTD.
Filing Date and Time:	September 13, 2005 02:08 PM Pacific Time
Fee:	$43.39
Service Charge:	1.50
Subtotal:	$44.89
Service Charge GST:	0.11
Total:	$45.00
BC Online GST Number:	871743571
Payment Method:	Credit Card
`ard Holder Name:	S.J. Huntingford
Credit Card Type:	MASTERCARD
Credit Card Number:	0517
Authorization Number:	063872
BC Online Reference Number:	L760978

2005 ANNUAL REPORT
SCHEDULE A
FORM 6-BC COMPANY
Section 51 Business Corporations Act

OFFICERS/DIRECTORS:

BRYNELSEN, DAL S. Director: Yes Officer: Yes Title:	5825 San Souci Rd. RR1 S11 Halfmoon Bay, B.C., V0N 1Y2 PRESIDENT, CEO
FOWLDS, H. MARTYN Director: Yes Officer: Yes Title:	10871 Sunshine Coast Hwy Halfmoon Bay, B.C. V0N 1Y2 CFO, TREASURER
GOLDSMITH, LOCKE Director: Yes Officer: Yes: Title:	7225 Hudson Street Vancouver, B.C. V6K 3M3 VP EXPLORATION
Lindley, David Director: No Officer: No Title:	c/o Macmin Silver Ltd. Level One 94 Bundall Road Bundall Road Queensland 9726 Australia
PETERS, MARGO Director: No Officer: Yes Title:	Suite 103-2577 Willow Street Vancouver, B.C. V5Z 3N8 SECRETARY
MACKEY, J. MICHAEL Director: Yes Officer: No	2084 Western Parkway Street Vancouver, B.C. V6T 1V5
MUZYLOWSKI, MIKE Director: Yes Officer: No	7225 Hudson Street Vancouver, B.C. V6P 4K9

VANGOLD RESOURCES LTD.

Consolidated Financial Statements

December 31, 2004 and 2003

LANCASTER & DAVID
CHARTERED ACCOUNTANTS

Incorporated Partners
David E. Lancaster, CA
Michael J. David, CA

AUDITOR'S REPORT

To the Shareholders of Vangold Resources Ltd.

We have audited the balance sheets of Vangold Resources Ltd. as at December 31, 2004 and 2003 and the statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ Lancaster & David

CHARTERED ACCOUNTANTS

Vancouver, BC
April 22, 2005

Vancouver Office - Suite 510, 701 West Georgia Street, PO Box 10133, Vancouver, BC, Canada, V7Y 1C6 **Facsimile:** 604.602.0867
New Westminster Office – Suite 404, 960 Quayside Drive, New Westminster, BC, Canada, V3M 6G2 **Facsimile:** 604.524.9837
Telephone: 604.717.5526 **Email:** admin@lancasteranddavid.ca

VANGOLD RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS

			December 31, 2004	December 31, 2003
	ASSETS			
CURRENT				
	Cash and cash equivalents		$353,906	$1,495,731
	Accounts receivable and accrued revenues		70,865	77,930
	Prepaid expenses and other		2,078	19,114
	Due from related parties		-	5,660
			426,849	1,598,435
OIL & GAS PROPERTIES		(note - 3)	560,123	167,342
MINERAL PROPERTIES		(note - 4)	1,484,364	341,758
PROPERTY & EQUIPMENT			15,064	12,343
INVESTMENT		(note – 5)	809,020	-
			$3,295,420	$2,119,878
	LIABILITIES			
CURRENT				
	Accounts payable and accrued liabilities		$37,588	$54,214
	Payable to joint interest owners		85,825	66,896
	Due to related parties		65,093	129
			188,506	121,239
ASSET RETIREMENT OBLIGATIONS			21,354	21,354
			209,860	142,593
	SHAREHOLDERS' EQUITY			
SHARE CAPITAL		(note - 7)	15,440,550	13,468,451
CONTRIBUTED SURPLUS			1,201,927	182,362
DEFERRED COMPENSATION		(note - 9)	(376,278)	(50,215)
DEFICIT			(13,180,639)	(11,623,313)
			3,085,560	1,977,285
			$3,295,420	$2,119,878

Approved on Behalf of the Board:

/s/ "*Dal S. Brynelsen*"
Director: Dal S. Brynelsen

/s/ "*J. Michael Mackey*"
Director: J. Michael Mackey

(The accompanying notes are an integral part of these consolidated financial statements)

VANGOLD RESOURCES LTD.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
YEARS ENDED 31 DECEMBER

		2004	2003
REVENUE			
	Petroleum revenue	$220,715	$371,863
	Royalties	(47,525)	(77,838)
		173,190	294,025
	Interest earned	17,858	3,396
		191,048	297,421
EXPENSES			
	Advertising	201,170	40,505
	Consulting fees	81,835	32,500
	Depletion &depreciation	167,697	364,901
	Interest	-	3,638
	Investor relations	79,320	78,314
	Loss on foreign exchange	16,499	-
	Management fees	202,152	166,000
	Office & general	26,420	96,049
	Production costs	42,573	110,601
	Professional fees	132,591	99,981
	Stock-based compensation	693,502	132,147
	Transfer agent & filing fees	37,098	40,731
	Travel & accommodation	55,434	37,166
	Equity loss from investment (note – 5)	12,083	-
		1,748,374	1,202,533
NET LOSS FOR THE YEAR		(1,557,326)	(905,112)
DEFICIT, BEGINNING OF YEAR		(11,623,313)	(10,718,201)
DEFICIT, END OF YEAR		($13,180,639)	($11,623,313)
LOSS PER SHARE			
Basic and Diluted		($0.06)	($0.08)
Weighted average number of shares outstanding			
Basic		26,910,000	11,811,000
Diluted		27,037,000	13,902,000

(The accompanying notes are an integral part of these consolidated financial statements)

VANGOLD RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
YEARS ENDED 31 DECEMBER

	2004	2003
Cash Flows Provided By (Used For)		
Operating Activities		
Net loss for the year	($1,557,326)	($905,112)
Adjust for items not involving cash:		
Depletion & depreciation	167,697	364,901
Stock-based compensation	693,502	132,147
Equity loss from investment	12,083	-
	(684,044)	(408,064)
Net Changes in non-cash working capital items		
Accounts receivable	7,065	(18,061)
Prepaid expenses	17,036	29,235
Due from related parties	5,660	(48,846)
Accounts payable	(16,626)	3,886
Payable to joint interest partners	18,929	(8,816)
Due to related parties	64,964	-
	97,028	(42,602)
	(587,016)	(450,666)
Investing Activities		
Oil & gas properties	(523,172)	(200,553)
Mineral properties exploration	(1,072,606)	(147,567)
Property & equipment	(6,762)	(7,233)
Investment	(485,103)	-
	(2,087,643)	(355,353)
Financing Activities		
Repayment of loan	-	(97,167)
Proceeds from issue of share capital, net of costs	1,532,834	2,401,771
	1,532,834	2,304,604
Increase (Decrease) in Cash	(1,141,825)	1,498,585
Cash & Equivalents, beginning of year	1,495,731	(2,854)
Cash & Equivalents, end of year	$353,906	$1,495,731
Cash and Cash Equivalents		
Cash in Bank	$245,470	$667,335
Short Term Investments	108,436	828,396
	$353,906	$1,495,731
Supplementary Cash Flow Information		
Taxes Paid	$ -	$6,300
Interest Paid	$ -	$3,638

(The accompanying notes are an integral part of these consolidated financial statements)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the business of acquisition and exploration of mineral and oil and gas properties. The Company currently holds mineral property interests located in Canada, the United States and Papua New Guinea, and oil and gas interests located in Canada and the United States.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on a going concern basis, which implies the Company will continue to realize the carrying value of assets and discharge its liabilities in the normal course of business. The Company has never generated profitable operations and has accumulated losses of $13,180,639 since inception. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders and other related parties, its ability to obtain financing for the continuing exploration and development of its resource properties and the attainment of profitable operations. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation
On November 15, 2002 the Company incorporated Corning Energy, Inc ("Corning"), a wholly owned subsidiary, in the State of Nevada, USA, and on February 1, 2004, incorporated 686614 BC Ltd., a wholly owned subsidiary in the Province of British Columbia. During 2003, the Company transferred its oil and gas property interests in California to Corning. These financial statements have been prepared on a consolidated basis and include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Oil and gas properties
The Company follows the full cost method of accounting for oil and gas properties. Under this method, all costs associated with the acquisition of, exploration for and the development of petroleum and natural gas reserves are capitalized, recognizing one cost centre per country. The Company's oil and gas interests are held in two cost centres: Canada and the United States. Such costs include land acquisition costs, geological and geophysical expenses, costs of drilling both productive and non-productive wells, and related overhead charges. Such costs do not necessarily reflect present values. Proceeds from the sale of oil and gas properties reduce capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion.

Costs directly associated with the acquiring and evaluating of unproved properties are initially excluded from the costs subject to depletion. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proven reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to the costs subject to depletion. The costs related to a cost centre from which there is production is depleted on the unit of production method based on estimated proven reserves. In applying the full cost method, the Company calculates a ceiling test which restricts the capitalized costs less accumulated depletion from exceeding an amount equal to the estimated undiscounted value of future net revenues from proven oil and gas reserves, based on period end prices. If the net carrying cost of the oil and gas properties exceeds the ultimate recoverable amount, the cost centre is written down to its fair value using the expected present value approach. This approach incorporates risks and uncertainties in the expected future cash flows which are discounted using a risk free rate. Substantially all oil and gas activities are conducted jointly with others and accordingly the accounts reflect only the Company's proportionate interest in such activities.

Cash and cash equivalents
Cash equivalents consist of highly liquid investments, which are readily convertible into cash with maturities of three months or less when acquired. As at December 31, 2004, there was $108,436 in cash equivalents (2003 - $828,396).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and equipment
Property and equipment are recorded at cost and are depreciated on the declining balance basis at the following rates: Computer hardware - 30% per annum; Office furniture - 20% per annum; Automobile - 30% per annum; Mining equipment - 20% per annum.

Foreign currency translation
The consolidated financial statements are presented in Canadian dollars. The Company and its subsidiaries are considered to be integrated operations and the accounts are translated using the temporal method. Under this method, foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date. Non-monetary items are translated at historical exchange rates, except for items carried at their market value, which are translated at the rate of exchange in effect at the balance sheet date. Revenue and expense items are translated at average rates of exchange during the year, except for depletion and depreciation, which are translated at the same rates of exchange as the related assets. Exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the year.

Mineral properties
The Company capitalizes the acquisition costs of mineral properties and related exploration and development costs. The amounts shown for mineral properties represent costs incurred to date, less write-downs, and do not necessarily reflect present or future values. These costs will be amortized over the estimated productive lives of the properties upon commencement of commercial production using the unit-of-production method. Costs relating to mineral properties that are sold or abandoned are written off when such events occur or are written down to a nominal amount when management decides not to commit any further exploration or development of the property. Interests acquired under option agreements, whereby option payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The proceeds from options granted are applied to the cost of the related property and any excess is included in earnings for the year. Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected title defects.

Loss per share
The loss per share figures is calculated using the weighted average number of shares outstanding during the respective fiscal periods. The calculation of fully diluted earnings per share figures considered the potential exercise of outstanding share purchase options and warrants or other contingent issuances to the extent each option, warrant or contingent issuance was dilutive.

Financial instruments
The fair values of cash and cash equivalents, accounts receivable, prepaid expenses and other, due from related parties, accounts payable and accrued liabilities, payable to joint interest owners and due to related parties were estimated to approximate their carrying values due to the immediate or short term maturity of these financial instruments. The Company operates in Canada, United States, and Papau New Guinea giving rise to significant exposure to market risks from changes in interest rates and foreign exchange rates. The financial risk is the risk to the Company's earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. Management does not believe the Company is exposed to significant credit or interest rate risks.

Estimates, assumptions and measurement uncertainty
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The amounts recorded for depletion, depreciation and amortization of petroleum and natural gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Stock-based compensation plan
The Company grants stock options under a fixed stock option plan in accordance with the TSX Venture Exchange Policies (Note-9). Any consideration paid by directors and employees on exercise of stock options is credited to share capital. Effective October 1, 2003 the Company prospectively adopted the amended recommendations of the Canadian Institute of Chartered Accountants with respect to Sections 3870 "Stock-Based Compensation and Other Stock-Based Payments". The amended recommendations require the use of a fair value based method to account for all stock-based compensation. The adoption of this amended accounting policy has no cumulative effect on the prior financial statements. Refer to note- 9.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Asset Retirement Obligation
The Company has adopted the Canadian Institute of Chartered Accountants Handbook section 3110 "Asset Retirement Obligations". The Recommendation requires the recognition of the fair value of the obligation associated with the retirement of tangible long-lived assets be recorded in the period in which the liability is incurred, with a corresponding increase in the carrying value of the related asset. The Liability is accreted over time for changes in the fair value of the liability through changes to accretion expenses. The cost capitalized to the related assets are depleted to earnings in a manner consistent with the underlying asset.

Investments
The Company accounts for its investment in Kanon Resources Ltd. on the equity basis. Declines in market value are expensed when such declines are considered to be other than temporary.

NOTE 3- OIL & GAS PROPERTIES

	December 31, 2004	December 31, 2003
East Corning Property, California, USA		
Carrying costs	$676,909	$636,642
less amortization	(632,956)	(469,300)
	43,953	$167,342
Culane Energy Alberta, Canada		
Finder's fee	33,265	-
Unexpended cash advances	120,266	-
Intangible drilling and completion cost	300,139	-
Allocated management fee	12,500	-
	466,170	-
Gladius Oil & Gas Alberta, Canada		
Cash advance	50,000	-
Total Oil & Gas Properties	$560,123	$167,342

California, USA

a) The Company entered into an agreement dated April 15, 2002, with Olympic Resources (Arizona) Ltd. ("Olympic") to participate in the drilling and casing of six test wells located in Tehama County, California known as the East Corning Property. As at December 31, 2004, the Company had earned a 5% working interest (3.75% net revenue interest) in six wells, a 2.7% working interest (2.025% net revenue interest) in one well and an 11.75% working interest (9.75% net revenue interest) in an eighth well.

Alberta, Canada

b) During the year the Company entered into a Farmout Agreement, as amended, with an Alberta based oil & gas company, Culane Energy Corp., to participate in drilling and casing a test well located in the Killam Area, Alberta. The Company earns a 26.25% working interest in the project by contributing 52.5% of the costs of drilling, completing and equipping the first oil well. A finders fee was paid in connection with this property, in the amount of 141,522 common shares.

c) During the year the Company entered into Farmout Agreement with an Alberta based oil & gas company, Gladius Energy Inc., to participate in drilling, completing and equipping a high impact natural gas well located in the Deep Basin of the Alberta Foothills. Under the terms of the agreement, the Company will earn a 21% interest in the test well after paying costs of 35%. The Company paid a non-refundable prospect fee of $50,000 upon execution of the agreement and agreed to pay a non-refundable equalization fee of $355,000 immediately upon Gladius Energy Inc., providing evidence of the licensing of the test well. A yet to be negotiated finders is payable in connection with this property.

NOTE –4 MINERAL PROPERTIES

	December 31, 2004					December 31, 2003				
	North Belt Property	South Belt Property	Gallagher Property	Feni Island Property	Total	North Belt Property	South Belt Property	Gallagher Property	Feni Island Property	Total
Acquisition costs										
Balance, beginning of year	$48,650	$1	$9,028	$112,000	$169,679	$17,150	$1	$	$	$17,151
Incurred during the year	6,000	-	-	64,000	70,000	31,500	-	9,028	112,000	152,528
Balance, end of year	54,650	1	9,028	176,000	239,679	48,650	1	9,028	112,000	169,679
Exploration expenditures										
Aircraft charters	-	-	-	69,849	69,849	-	-	-	16,982	16,982
Assays	-	-		29,384	29,384	-	-	-	11,814	11,814
Drilling	-	-	-	534,654	534,654	-	-	-	-	-
Equipment rentals	-	-	-	46,995	46,995	-	-	-	10,629	10,629
Field costs	-	-	-	124,251	124,251	-	-	-	14,104	14,104
Field wages	-	-	-	101,322	101,322	-	-	-	5,786	5,786
Food, travel & lodging	-	-	-	23,514	23,514	7,400	-	-	8,092	15,492
Geological consulting	-	-	-	10,242	10,242	-	4,500	-	38,612	43,112
Geophysics	-	-	-	7,665	7,665	-	-	-	-	-
Legal Fees	12,072	-	-	-	12,072	-	-	-	-	-
Operators fees	-	-	-	102,912	102,912	-	-	-	-	-
Staking & other costs	1,074	2,114	4,233	-	7,421	13,816	6,110	3,460	-	23,365
Tenement costs				2,324	2,324	-	-	-	(2,765)	(2,765)
	13,146	2,114	4,233	1,053,112	1,072,605	21,216	10,610	3,460	103,254	138,540
Balance, beginning of year	54,756	10,610	3,460	103,254	172,080	33,540	-	-	-	33,540
Balance, end of year	67,902	12,724	7,693	1,156,366	1,244,685	54,756	10,610	3,460	103,254	172,080
Total	$122,552	$12,725	$16,721	$1,332,366	$1,484,364	$103,406	$10,611	$12,488	$215,254	$341,758

NOTE 4 - MINERAL PROPERTIES (CONTINUED)

North Belt Property, Trail Mining Division, British Columbia
The Company has a 100% interest in 8 mineral claims, of which 5 are subject to a 2% NSR royalty and 2 are subject to a 4% NSR royalty, and a 50% interest in 11 mineral claims subject to a 4% NSR royalty. The Company also owns 38 acres of real property.

By agreement dated February 24, 2003, the Company acquired all rights, title and interest in and to certain Crown Granted Mineral claims and surface rights included in the North Belt Property. As consideration, the Company issued 100,000 common shares at $0.21 per share. The Company also agreed to a 5% NSR on future production.

The Company completed a mineral property agreement with Teck Cominco Metals Ltd. for the purchase of a 100% interest, subject to a 2% NSR, in 9 Crown Granted Mineral claims at Rossland B.C. The Company issued 50,000 common shares at $0.21 per share.

During the year ended December 31, 2004, the Company staked a group of claims in the Trail Mining Division, British Columbia, known as the Gertrude claims. A third party opposed the staking, and the Company utilized all mandated appeal processes to retain the claims, but was unsuccessful. Accordingly, the legal costs associated with the Gertrude claims of $12,072 have been included with exploration expenditures.

By agreement dated September 15, 2004, between Teck Cominco Metals Ltd., Landore Resources Inc., and the Company, the Company acquired a 100% interest in 3 Crown Granted Mineral claims located at Rossland B.C. As consideration, the Company issued 20,000 common shares at $0.30 per share. The claims are subject to a 2% NSR royalty.

South Belt Property, Trail Mining Division, British Columbia
The Company has a 100% interest, subject to a 2% NSR royalty, in 66 mineral claims. Refer to Note 11(g).

Gallagher Gold Project, Nevada USA
The Company acquired by staking a 100% interest in 24 contiguous unpatented mineral claims in White Pine County, Nevada.

Feni Island, Papua, New Guinea
The Company entered into an agreement dated February 5, 2003, (amended June 10, 2003) to option a 75% undivided interest in the Feni Gold Project located in New Ireland Province, Papua New Guinea. The property is subject to a 1% NSR royalty. The Company may, at its sole election, exercise the option in stages by making the following exploration expenditures and issuing common shares;

Stage 1: Expending a minimum of $250,000 on exploration in the 15 months from date of agreement (expended) and issuing 200,000 common shares (issued).

Stage 2: Expending an additional $250,000 on exploration, including drilling, prior to September 26, 2004 (expended), and issuing an additional 200,000 common shares (issued).

Stage 3: Pursuant to an amendment to the agreement dated March 15, 2005, the Company will expend a further $100,000 during 2005, $50,000 on signing of the agreement and $50,000 on June 30, 2005, and issue a further 200,000 common shares. After fulfilling the foregoing a 50% interest in the mineral property will vest to the Company.

Stage 4: Pursuant to an amendment to the agreement dated March 15, 2005, the Company will expend an additional $1,260,000 on exploration prior to December 31, 2006, and to issue an additional 200,000 common shares by December 31, 2006. After fulfilling these obligations a further 25% interest in the mineral property will vest to the Company for a total of 75% interest (note – 11(h)).

NOTE 5 - INVESTMENT

The Company and New Guinea Gold ("NGG") completed a Share Purchase Agreement on February 13, 2004 for the acquisition of the shares of Kanon Resources Ltd ("Kanon"). The Company and NGG each hold a 50% interest in Kanon. The Company and NGG each made a cash payment of $ 70,000 and issued 3,000,000 common shares (1,600,000 common shares of the Company and 1,400,000 common shares of NGG) to the vendors.

Carrying Value of Kanon Investment

Cash	**$70,000**
1,600,000 common shares issued	**336,000**
	406,000
Deduct 50% of Kanon operating loss	**(12,083)**
	393,917
Cash advances	**415,103**
	$809,020

Kanon Resources Ltd. has carried out exploration on five projects, the Company's proportionate share of the expenditures by project are:

	December 31, 2004	December 31, 2003
Bismark Project	**$23,120**	$-
Mt. Allemata Project	**77,878**	-
Fergusson Project	**20,561**	-
Yup River Project	**15,576**	-
Mt. Penck Project	**150,968**	-
	$288,103	$-

NOTE – 6 RELATED PARTY TRANSACTIONS

During the year ended December 31, 2004, the Company incurred the following amounts to directors: management and consulting fees of $239,300 (2003 -$53,000), deferred mineral property exploration $nil (2003 -$7,437), reimbursement of general and administrative $81,003 (2003-$10,233). At December 31, 2004 $65,093 (2003-$129) was owing to directors. These transactions are in the normal course of business and are measured at the exchange amount.

NOTE – 7 SHARE CAPITAL

Authorized: Unlimited common shares without par value (2003 –99,987,500 common shares without par value)

Issued:	SHARES	VALUE
Balance at December 31, 2002	5,723,851	$10,684,829
Issued during the year		
By exercise of share purchase warrants	5,507,000	690,200
By private placement, net of issue cost	7,298,096	1,686,722
By exercise of stock options	103,000	17,500
For acquisition of property	350,000	143,500
By conversion of special warrants	2,457,000	2,457,000
Balance at December 31, 2003	21,438,947	13,468,451
Issued during the year		
By exercise of share purchase warrants	4,990,000	1,488,410
By private placements, net of issue costs	154,399	59,081
By exercise of stock options	137,883	35,353
For acquisition of property	1,961,552	439,264
less cost of financing	-	(50,000)
Balance at December 31, 2004	28,682,721	$15,440,550

The Company completed the following non-brokered private placement during the year ended December 31, 2004;

a) 37,218 units at a price of $0.65 per unit. Each unit consists of one share and one-half non transferable share purchase warrant exercisable for a period of one year at a price of $0.80 per share.. The warrants expired subsequent to December 31, 2004 without exercise.

b) 117,121 units at a price of $0.30 per unit. Each unit consists of one share and a one-half non-transferable share purchase warrant exercisable for a period of one year at a price of $0.35 per share.

At December 31, 2004 the following share purchase warrants are outstanding.

Number	Price	Expiry
1,000,000	$0.58	December 2006
18,609	$0.80	March 2005
58,560	$0.35	November 2005

NOTE 8 – STOCK OPTION PLAN

The Company's Board of Directors approved the adoption of a stock incentive plan in accordance with the policies of the TSX Venture Exchange. The Board of Directors is authorized to grant options under this plan to directors, officers, consultants or employees to acquire up to 20% of the issued and outstanding common shares as at June 15, 2004. The number of options granted might exceed 10% of the outstanding shares at the time of granting the options. The exercise prices of options granted shall not be less than the fair market value of the common shares on the date of grant and the exercise period shall not exceed 5 years from the date the option is granted. The maximum number of options that may be granted to any one person must not exceed 5% of the common shares outstanding at the time of the grant or 2% if the optionee is a consultant or employed in an investor relations capacity.

NOTE 9 – STOCK-BASED COMPENSATION

The fair value of the options granted during the year was estimated at the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

Dividend yield of 0%; risk-free interest of 2.92%; expected volatility 101.7% and weighted average life of 2 years.

As at December 31, 2004, the Company has recognized stock based compensation in the amount of $1,201,927 (2003 $182,362) of which $693,502 (2003 $132,147) has been charged to operations. The balance of $376,278 will be recognized during the fiscal years of the stock option vesting.

A summary of changes in the Company's common share purchase options is presented hereunder:

	December 31, 2004		December 31, 2003	
	Number	**Weighted Average Exercise Price**	Number	Weighted Average Exercise Price
Balance, beginning of year	**1,765,060**	**$0.21**	393,000	$0.10
Granted	**2,980,540**	**$0.30**	1,415,060	$0.23
Exercised	**(137,883)**	**$0.26**	(43,000)	$0.10
Forfeited/ Cancelled	**(157,717)**	**($0.30)**	-	-
Balance, end of year	**4,450,000**	**$0.26**	1,765,060	$0.21

Stock options outstanding December 31, 2004 (note – 11).

Exercise Price	**Outstanding**	**Expiry Date**
$0.10	350,000	May 9, 2006
$0.22	1,119,460	April 7, 2008
$0.30	150,000	June 15, 2007
$0.40	2,830,540	September 2, 2008
	4,450,000	

NOTE 10 – SEGMENTED INFORMATION

The Company is primarily engaged in mining and oil & gas activities in Canada, Papua New Guinea and the United States. Segmented operations and identifiable assets are as follows:

	December 31, 2004	December 31, 2003
(Loss) Income from operations		
Canada	($1,492,653)	($657,104)
Papua New Guinea	(12,083)	-
United States	(52,590)	(248,008)
	($1,557,326)	($905,112)
Identifiable Assets		
Canada	$980,854	$1,599,070
Papua New Guinea	2,141,385	261,536
United States	173,181	259,272
	$3,295,420	$2,119,878

NOTE 11 – SUBSEQUENT EVENTS

a) The Company completed a private placement consisting of 10,077,071 units at $0.20 per unit, with each unit consisting of one share and one non-transferable share purchase warrant, exercisable for a period of one year at a price of $0.25 per share. Finders' fees totaling $26,819 were paid in connection with this private placement.

b) The Company completed a private placement consisting of 2,000,000 units at a price of $0.25 per unit. Each unit consists of one share and one non-transferable share purchase warrant exercisable for a period of one year at a price of $0.30 per share.

c) The Company completed a private placement consisting of 770,00 units at a price of $0.26 per unit. Each unit will consist of one share and one non-transferable share purchase warrant exercisable for a period of one year at a price of $0.34 per share.

d) The Company amended its stock option plan to increase the common shares available to a total of 7,000,000 shares.

e) The Company has repriced 3,130,540 stock options from $0.60 to $0.30. The re-pricing is subject to disinterested shareholder approval and the approval of the TSX Venture Exchange. The 18 month vesting period will recommence upon the Company receiving shareholder approval and a four month hold period will apply to any issue of shares upon the exercise of these options.

f) The Company granted 2,000,000 stock options exercisable for three years at a price of $0.40 per share. The granting is subject to shareholder and TSX Venture exchange approval.

g) The Company entered into an Option and Joint Venture Letter Agreement with a private company (the "Optionee") that has a director in common with the Company, to facilitate the exploration of the South Belt Property, British Columbia. Under the terms of the agreement, the Optionee must expend $1,850,000 in exploration expenditures and issue 800,000 shares to the Company in installments through July 31, 2008 to earn a 70% interest in the mineral claims. The agreement is subject to regulatory acceptance.

h) The Company and New Guinea Gold Corporation agreed to amend the terms of their Option/ Joint Venture Agreement in respect of the Feni Island Project. Under the terms of the amendment, the Company will earn a 50% interest upon payment of $ 50,000 and the issue of 200,000 shares on signing and payment of a further $ 50,000 on June 30, 2005.

i) The Company, through its wholly–owned subsidiary, Corning Energy Inc., entered into a participation agreement to earn a 10% interest in the Henry Dome prospect located 3 miles northwest of Tilden, Texas.

j) The Company entered into a Participation and Farm-in Agreement to drill a Test Well in the Chigwell Area of Alberta. The Company will pay 11.25% of the drilling and completion costs to earn a 6.5% net interest in the well. The Company agreed to pay a finders' fee equal to the maximum amount allowable under the policies of the TSX Venture Exchange.

k) The Company entered into a Participation and Farm-in Agreement to drill two exploratory wells in the Antelope Lake area of Alberta. The Company will pay 25% of the drilling and completion costs to earn a 15% net interest after payout in each well.

Vangold Resources Ltd.

Management Discussion and Analysis of Financial Condition And Results Of Operations December 31, 2004

- **Overview**

Management has prepared the following discussion as at April 30, 2005 and is a review of the audited consolidated financial results of Vangold Resources Ltd. (the Company") based on accounting principles generally accepted in Canada. The focus is primarily a comparison of the financial performance for the year ended December 31, 2004 and should be read in conjunction with the audited consolidated financial statements and accompanying notes as at December 31, 2004. Further information on the Company's public filings may be obtained on SEDAR at www.sedar.com.

- **Forward Looking Statements**

Certain statements contained in the MDA are forward looking statements. Forward looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Company and described in the forward looking statements. These risks and uncertainties include:

- Uncertainties as to the availability and the cost of financing;
- Possible delays or changes relative to exploration or development or capital expenditures;
- Risk and uncertainties involving geology of oil and gas;
- The risks associated with the oil and gas industry in exploration, developing and production of oil and gas deposits; and
- Risks involved in carrying on business in foreign jurisdictions.

Forward looking statements are based on the estimates and the opinions of the Company's management at the time the statements are made.

- **Description of Business**

Vangold Resources Ltd. is a development stage mineral exploration and oil and gas production company. Vangold engages in the identification, acquisition, evaluation and exploration of mineral properties located in Canada, Papua New Guinea and the United States. Vangold is actively exploring in New Guinea. Vangold is active in oil and gas properties in Alberta and the United States. Vangold is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange under the symbol VAN. Vangold conducts business independently as well as through joint ventures and option earn –in agreements. The following is a brief discussion of Vangold's major projects:

- **Feni Islands Gold Project**

The Feni Islands Gold Project ("Feni") has a total of 166.6 square kilometres and includes both the Ambitle and Babase Islands that comprise the Feni Islands. Feni hosts a large gold system similar to the Lihir Gold Mine. Numerous drill intersections such as 114 metres (m) of 1.12 grams per tonne (g/t) gold and 0.2% copper, 19.9 m of 2.12 g/t, 15.25 m of 2.56 g/t gold, 10 m of 5.7 g/t gold, 3 m of 10 g/t gold, 162 m of 0.46 g/t gold and 0.15% copper, 18 m of 0.72 g/t gold and 0.68% copper. The drilling and geochemical sampling program has confirmed that Feni remains prospective for gold and copper/gold deposits and is essentially unexplored in terms of drill testing. Vangold is currently reviewing plans for a complete reappraisal of the prospective targets. This work will utilize existing high-quality aeromagnetics with outcrop mapping and a review of historical data.

As at December 31, 2004, $1,053,112 (2003 - $103,254) was expended on the Feni property. For a detailed summary refer to schedule 1.

- **Kanon Properties, Papua New Guinea**

During the year Vangold and New Guinea Gold Corporation completed a share purchase agreement for the acquisition of the shares of Kanon Resources Ltd., a private company registered in Papua New Guinea. Vangold and New Guinea Gold Corporation each hold a 50% interest in Kanon Resources Ltd.

Kanon Resources Ltd. holds 100% of five prospecting licenses and 50% of another, all of which are located in Papua New Guinea. Vangold advanced $415,000 to Kanon Resources in 2004 to fund exploration expenses. Vangold is reviewing available historical data on the properties to plan future exploration programs with an estimated budget of $1,985,000 of which Vangold's share would be $842,500.

- **Mt. Penck Gold Project**

During the year a 1,000 metre drill program together with bulldozer trenching was carried out on the Kavola East prospect, which covers 101.4 square kilometres and is situated in West New Britain Province, approximately 55 kilometre west of the provincial capital and Port Kimbe. The Mt. Penck project is owned 40% Vangold and 60% New Guinea Gold.

The initial inferred resource at the Kavola prospect is 1,500,000 tonnes at 2.9 g/t gold for 140,000 ounces of contained gold. The average "discovery cost" of resources at Mt. Penck is to date, a very low cost of approximately C$4 per ounce of gold. Inferred mineral resource is that part of a mineral resource at which tonnage and grade estimated is the first stage of an ongoing process.

The total surface area of gold mineralisation at Kavola East, as interpreted from trenching is 10,305 square metres the total number of trench channel samples within the mineralisation zone was 302. Nominal cut-off grade was 1 g/t gold.

- **Mt. Allemata Project**

The Mt. Allemata property includes 13 named prospects of which to date, Kanon has only conducted exploration on two, Uloula and Mt Haluba. The Mt. Allemata property is located at the eastern end of the New Guinea mainland, 20 kilometres south west of Alotua.

During the year a comprehensive bulldozer/excavator trenching program, mapping and geochemical sampling was carried out, this work completed in February 2005. Approximately 1,025 samples were collected and dispatched to laboratories in Australia for analysis. Earlier programs at Mt. Allemata defined high-grade gold in trench such as 4 m of 100 g/t gold and wide zones of anomalous gold in soils such as a 200 m wide zone of 1.24 g/t gold including a 50 m wide zone of 4.54 g/t gold.

- **Mt Haluba Project**

The Mt. Haluba prospect includes a series of north east trending anomalous gold in soil zones, which at present are to extend over an area of 2.2 kilometres by 1.2 kilometres (2.64 square kilometres). The largest anomaly has a length of 1.8 kilometres and a maximum width of 0.45 kilometres. Mt. Haluba is a major gold mineralized system mainly unexplored and will be targeted for further exploration initially by excavator trenching to penetrate surface colluviums and obtain samples. Follow-up exploration including excavator trenching, and drilling to define gold resources will commence in the near future.

- **Bismarck Project**

During the year a trenching program was carried out at the Bismark property, which is centered approximately 100 kilometres northeast of the Porgera mine in Papua New Guinea. A 2,000 metre

trenching program was completed to test the Awale property and a further eighteen separate trench 1,000 metre program was completed to test gold soil anomaly. The trenching program at both Bismark and Awale returned wide intervals of gold mineralisation such as 112 m at 0.46 g/t gold with narrower grade intervals such as 4 m at 2.20 g/t gold, 4 m at 1.26 g/t gold, and 16 m at 1.14 g/t gold.

There are numerous other prospects in the Bismark property and they will be assessed during 2005.

- **Yup River Project**

The Yup River project covers 378.5 square kilometres in the historic Amanab goldfield in North West Papua New Guinea. There are 10 separate and defined areas of gold mineralisation within the property. This property was not targeted for exploration in 2004. An exploration program on this property commenced on February 3, 2005.

Expenditures for the year ended December 31, 2004 by Kanon Resources on behalf of Vangold on the properties are summarized below:

Description	Mt Penck	Mt Allemata	Mt Haluba	Bismark	Yup River	**Total**
Aircraft	$ 8,889	$1,245	$ -	$2,550	$ 487	**$13,171**
Assays	5,229	6,894	5,671	-	-	**17,794**
Consulting	1,120	6,565	4,302	541	895	**13,423**
Drilling	61,989	1,856	-	-	-	**63,845**
Field costs	20,833	26,386	917	2,200	33	**50,369**
Field wages	14,900	19,412	1,174	4,970	5,260	**45,716**
Geophysics	4,410	3,832	3,431	7,198	1,953	**20,824**
Operators fee	12,072	6,554	1,833	2,156	1,370	**23,985**
Travel, other	7,630	3,354	453	3,505	2,005	**16,947**
Tenement	13,896	1,780	2,780	-	3,573	**22,029**
Total	$150,968	$77,878	$20,561	$23,120	$15,576	**288,103**

- **Rossland, British Columbia**

The Rossland properties are situated in and around Rossland, British Columbia. The claims are in three principal groups, North Belt (including the former producing gold mines Iron Colt, Evening Star and Georgia) situated immediately north and northeast of Rossland; South Belt (includes the former producing lead/zinc Blue Bird-Mayflower mine and Homestake-Gopher gold mines), situated south and southwest of Rossland; and Deer Park Hill group to the southwest of Rossland. The Company's properties contain numerous old pits, shafts, adits and other workings, which explored and developed numerous gold occurrences. No meaningful exploration work was carried out during the year.

In 2004, the Company entered into an agreement with Teck Cominco Metals and Landore Resources Inc. and acquired 100% interest in three crown- granted claims located in the Trail Creek mining division in British Columbia. Consideration paid for the claims was the issue of 20,000 common shares at a deemed value of $ 6,000. The agreement provides for a 2% net smelter return royalty on future production.

The Company continues to consolidate its core land position at Rossland, B.C., historically Western Canada's second largest gold producing camp. Ongoing compilation of work over the last 100 years leads us to believe that the area has the potential for a significant gold deposit within an 8 kilometres long structure.

Subsequent to December 31, 2004, the Company entered into an option and Joint venture letter agreement to facilitate the exploration of its mining claims in the Rossland District. The Agreement calls for the other party to expend $1,850,000 and issue 800,000 shares installments through July 31, 2008 to earn a 70% interesting the mineral claims.

- **Gallagher Gold Project**

The Company acquired, by staking, 24 contiguous unpatented mineral claims in White Pine County, Nevada, know as the Gallagher Gold project. The Company controls a 100% interest in the property (claims are held in trust) which is located 24 miles north of Ely, Nevada and 15 miles southeast of the Limousine Butte project which covers a very large hydrothermal gold system that exhibits alteration features indicative of sediment/structure hosted gold deposits found on the Carlin Trend and elsewhere in Nevada.

- **Oil And Gas Properties**

East Corning

The Company's wholly owned subsidiary, Corning Energy Inc., a Nevada company and its' partners produce from two wells in the East Corning Gas Field. East Corning is located near Red Bluff Tehama County, California. During the year six wells were either abandon or ceased economic production.

- **Operating Results**

Results of the Company's oil and gas operations before depletion and depreciation for the years ended were as follows:

	December 31, 2004		December 31, 2003	
Petroleum revenue	$	227,485	$	371,863
Royalties paid		47,525		77,838
Operating costs		42,573		110,601
Net petroleum income	$	137,387	$	183,434

- **Killam Alberta**

The Company entered into a Farmout Agreement with an Alberta based oil and gas company, Culane Energy Corp., to participate in the drilling, casing and equipping of a test well located in the Killam Area, Alberta. The Company earns a 26.25% interest in the test well by contributing 52.5% of the costs of drilling, casing and equipping the test well. Drilling of the well commenced on December 17, 2004 and completed December 28, 2004. Initial oil production has been restricted to 100 to 150 barrels per day. Two additional 600-metre horizontal legs will be added to this well in the fall of 2005.

Geological mapping from existing well control indicates that up to 20 additional well legs will be required to fully develop the pool. A 3-D seismic study is to be carried out in May 2005, which will help in further defining the pools' area extent.

The Company has earned its 26.25% interest in the test well and is "heads up" paying 26.25% of costs of drilling, casing and equipping additional wells within the field.

- **Deep Basin Alberta Foothills**

The Company entered into a Farmout Participation and Agreement with an Alberta based oil and gas company, Gladius Energy Inc. to participate in the drilling, completing and equipping of a high impact natural gas test well located in the Deep Basin of the Alberta Foothills. Under the terms of the agreement, the Company will earn a 21% interest in the test well. Vangold paid a $50,000 non-refundable prospect fee upon execution of the agreement and has agree to pay a non-refundable equalization fee of $355,000 immediately upon Gladius Energy Inc. providing evidence of the licensing of the test well.

It is anticipated that the test well will spud in May 2005.

- **Selected Annual Consolidated Financial Information**

The selected annual consolidated financial information presented below should be read in conjunction with the consolidated annual financial statements.

	Year ended December 31,2004	Year ended December 31, 2003	Year ended December 31,2002
Total Revenues	$220,715	$371,863	$132,680
Loss before discontinued operations and extraordinary items	$1,557,326	$905,112	$191,329
(2) Per share basic and diluted	$0.06	$0.08	$0.05
Net Loss:			
(2) Per share basic and diluted	$1,557,326 $0.06	$905,112 $0.08	$191,329 $0.05
Total Assets	$3,295,420	$2,170,093	$474,356
Total long-term liabilities	$21,354	$21,354	$21,354
Cash dividends declared per share	Nil	Nil	Nil

- **Discussion of Financial Results**

Operating revenues for the year ended December 31, 2004 were $220,715, down from $371,863 for the year ended December 31, 2003. This decrease is directly attributable to the decreased production from the East Corning gas field. Total expenses for the year ended December 31, 2004 were $1,784,374 versus $1,202,533 for the same period end December 31, 2003. The net increase of $581,841 reflects the costs associated with a much higher level of corporate activity from the previous year, specifically as it relates to the initial research and the development of investing activities in both the oil and gas and mineral exploration sectors.

For the year ended December 31, 2004 a net loss of $1,557,374 was reported as compared with a net loss of $905,122 for the year ended December 31, 2003 and a basic loss of $0.06 per share compared with $0.08 per share for 2003.

Net proceeds from financing activities during the year ended December 31, 2004, totalled $1,532,834 versus $2,304,604 for 2003. The company is primarily using these funds for oil and gas acquisitions and exploration expenses.

As at December 31, 2004 the Company has cash and cash equivalents of $353,906, accounts receivable of $70,865 prepaid expenses of $2,078, accounts payable and accrued liabilities of $37,588, payable to joint venture owners of $85,825 and due to related parties of $65,093 for total working capital of $238,343 compared to $1,477,196 as at December 31, 2003.

- **Expenses**

Total expenses for the year ended December 31, 2004 were $1,557,324 versus $905,112 for year ended December 31, 2003. The increase in expense of $652,212 was due to in stock-based compensation expense, advertising, management fees and consulting fees incurred dur4ing the year.

Stock-based compensation expense resulted in an increase of $561,355 over 2003.

Advertising expense increased by $160,655 over 2003. The Company advertises through well-known media groups both locally and abroad. This form of advertising has indirectly assisted the Company in raising capital through private placements, both in Canada and abroad.

Management fees increased by $36,152 over 2003, fees payable to related parties increased by $186,300 over 2003. These increases were approved by the board of directors and are a result of the significant expansion of the Company's business and management's involvement therein.

The Company retains outside consultants to maintain its accounting, legal and administrative functions on an ongoing basis and charges these expenses to professional fees. Professional fees increased by $32,611 over 2003. The increase in professional fees reflects the expansion of the Company's business, and the necessity of maintaining more comprehensive corporate and accounting records.

Travel and accommodation increased by $18,268 over 2003 as the Company continues to focus its efforts on expanding European investor awareness of the Company's exploration and oil and gas projects.

Consulting fees increased by $49,335 over 2003 as additional consults were engaged to advise on European investor markets, to advise on oil and gas projects and to carry out reserve studies.

During the year the Company's oil and gas production costs dropped by $68,028 from 2003 due to the decrease in production of the East Corning field.

Management of Vangold foresees the possibility of a continuing increase to its expenses during the coming year as a result of its exploration activities both locally and abroad. These expenses are contingent in the Company's ability to fund these projects through private placement and other forms of financing. In the event the Company does not receive the required funding, management will review all on going expenditures and take appropriate action.

- **Liquidity and Solvency**

As at December 31, 2004 the company had working capital of $238,343 and continues to rely on raising capital through private placements, the exercise of warrants and options to fund its projects

Subsequent to December 31, 2004 the Company received $2,700,200 in proceeds from three private placements.

The Company will raise by equity financing or by farm outs of certain properties. Completions of financing and farm outs are required for the Company to carry out its activities on each of its projects until production and cash flow is established. The Company may also raise capital from time to time by borrowing against existing assets.

Budgeted funding commitments on mineral properties for 2005 totals $842,500 and for the oil and gas projects the budgeted funding commitment totals $1,700,000.

- **Related Party Transaction**

During the year ended December 31, 2004 the Company paid or accrued the following amounts to directors. Management and consulting fees $239,300; reimbursement of general and administrative expenses $81,800. At December 31, 2004, $65,553 was owned to directors. These transactions were in the normal course of the Company's business.

- **Off-Balance Sheet Arrangements**

The Company did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company except for join exploration arrangements as disclosed elsewhere in this management's discussion and analysis.

- **Results of Operations Fourth Quarter**

Operating revenues from the East Corning Field for the three months ended December 31, 2004 were $32,566 down $61,283 for the same period last year. Total expenses for the three months ended December 31, 2004 were $ 871,611 versus $698,935 for the same period in 2003. This increase reflects the cost associated with the current period charge for stock –based compensation and the higher level of corporate activity related to developing investing activities in both the oil and gas and mineral exploration sectors.

For the three months ended December 31, 2004 a net loss of $ 758,619 was reported as compared with a net loss of $621,039 for the same period in 2003 and a basic loss of $0.04 per share, compared with $0.05 per share for the same period in 2003.

Net proceeds from financing activities during the three months ended December 31. 2004 totaled $55,389 versus $1,432,172 for the same period in 2003.

As at December 31, 2004 the Company has cash and cash equivalents of $ 353,906, accounts receivable of $70,865, prepaid expenses of $2,078, accounts payable and accrued liabilities of $37,588, payable to joint venture owners of $85,825 and due to related parties of $ 65,093 for total working capital of $238,343 compared to $1,477,196 as at December 31,2003.

- **Expenses**

Total expenses for the three months ended December 31, 2004 were $871,611 versus $698,935 for the same period in 2003. The significant increase in expense was due to the recording of $619,958 of stock-based compensation during the period.

Advertising and travel expense of $78,956 were incurred during the period. The Company advertises through well know media groups, both locally and abroad. This form of advertising has indirectly assisted the company in raising capital through private placements, both in Canada and abroad.

Management fees of $70,152 during the period. These fees were approved by the Board of Directors and are a result of the significant expansion of the Company's business and management's involvement therein.

The Company retains consultants to maintain its accounting, legal and administrative functions on an ongoing basis. Professional fees of $32,255 were incurred in the period for these services.

Consulting fees of $ 34,235 were incurred during the period, these fees relate to consulting related to oil and gas investments, reserve reports and advise on the European investor market

- **Financial Instruments**

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, due to joint interest owners and due to related parties. Unless otherwise noted it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of the financial instruments approximates their carrying value.

The Company is exposed to foreign currency fluctuations through is subsidiary in the United Sates and its operations in Papua New Guinea. Management monitors this exposure.

- **Selected Quarterly Financial Information**

The table below present selected unaudited quarterly consolidated financial information relating to the Company for 2004, 2003 and 2002.

	4th Quarter ended December 31, 2004	3rd Quarter ended September 30, 2004	2nd Quarter ended June 30, 2004	1st Quarter ended March 31, 2004
Revenue	$49,781	$42,091	$46,658	$88,955
Loss for the quarter	($758,619)	($244,371)	($270,477)	($253,857)
Loss per share	($0.04)	($0.03)	($0.02)	($0.03)
	4th Quarter December 31, 2003	3rd Quarter September 30, 2003	2nd Quarter June 30, 2003	1st Quarter March 31, 2003
Revenue	$93,909	$90,487	$132,407	$55,060
Loss for the quarter	($621,039)	($170,522)	($52,696)	($60,825)
Loss per share	($0.05)	($0.01)	($0.01)	($0.01)
	4th Quarter December 31, 2002	3rd Quarter September 30, 2002	2nd Quarter June 30, 2002	1st Quarter March 31, 2002
Revenue	$93,391	$38,042	$1,247	Nil
Loss for the quarter	($131,386)	($9,244)	($29,498)	($21,201)
Loss per share	($0.03)	($0.002)	($0.001)	($0.001)

- **Critical Accounting Estimates**

Management is required to make judgments, assumptions and estimates in the application of generally accepted accounting principles that have a significant impact on the financial results of the Company. The amounts recorded for depletion, accretion expense, depreciation, future asset retirement obligation, stock based compensation and taxation is based on estimates. By their nature these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements from changes in such estimates in future years could be significant.

- **Summary of Securities as at December 31, 2004**

Authorized Capital
Unlimited common shares without par value

Issued and outstanding	**Number of Shares**	**Amount**
Balance as at December 31, 2004	28,682,721	$15,440,550

- **Securities Issued during the year ended December 31, 2004**

Date of Issue (2004)	Type of Security (shares)	Type of issue	Number	Price	Consideration	Proceed
January 22	Common shares	Warrant	200,000	$0.26	$52,000	$52,000
January 23	Common shares	Warrant	350,000	$0.30	105,000	105,000
January 22	Common shares	Warrant	200,000	$0.30	60,000	60,000
January23	Common shares	Warrant	350,000	$0.30	105,000	105,000
January 23	Common shares	Warrant	100,000	$0.30	30,000	30,000
January 23	Common shares	Warrant	250,000	$0.30	75,000	75,000

January 23	Common shares	Warrant	100,000	$0.30	30,000	30,000
January 23	Common shares	Warrant	350,000	$0.30	105,000	105,000
January 29	Common shares	Warrant	300,000	$0.30	90,000	90,000
January 29	Common shares	Warrant	350,000	$0.30	105,000	105,000
January 30	Common shares	Warrant	100,000	$0.30	30,000	30,000
February 4	Common shares	Warrant	350,000	$0.30	105,000	105,000
February 13	Common shares	Warrant	250,000	$0.30	75,000	75,000
February 13	Common shares	Kanon(property)	1,600,000	$0.21	336,000	
February 27	Common shares	Option	23,900	$0.40	9,560	9,560
February 27	Common shares	Option	3,983	$0.40	1,593	1,593
March 4	Common shares	Warrant	20,000	$0.26	5,200	5,200
March 9	Common shares	Warrant	100,000	$0.30	30,000	30,000
March 16	Common shares	Private plcmt.	37,218	$0.65	24,192	24,192
March 19	Common shares	Warrant	100,000	$030	30,000	30,000
March 22	Common shares	Warrant	100,000	$0.30	30,000	30,000
April 2	Common shares	Warrants	125,000	$0.30	37,500	37,500
April 15	Common shares	Warrants	200,000	$0.30	60,000	60,000
April 23	Common shares	Warrants	150,000	$0.30	45,000	45,000
April 26	Common shares	Option	20,000	$.022	4,400	4,400
May 7	Common shares	Warrants	200,000	$0.30	60,000	60,000
May 10	Common shares	Warrants	125,000	$0/30	37,500	37,500
June 30	Common shares	Feni property	200,000	$0.32	64,000	
July 9	Common shares	Warrant	100,000	$0.30	30,000	30,000
July 9	Common shares	Warrant	100,000	$0.30	30,000	30,000
July 14	Common shares	Warrant	275,000	$0.30	68,750	68,750
July 14	Common shares	Warrant	75,000`	$0.30	18,750	18,750
September 2	Common shares	Option	90,000	$0.22	19,800	19,800
September 15	Common shares	Warrant	70,000	$0.26	18,200	18,200
September 30`	Common shares	Property	20,000	$0.30	6,000	
September 30	Common shares	Option	41,287	$030	12,386	12,386
September 30	Common shares	Option	75,834	$0.30	22,750	22,750
December 29	Common shares	Finders fee	141,552	$0.25	35,338	

- **Share Warrants outstanding December 31, 2004**

Number	Price	Expiry
1,000,000	$0.58	December 2006
18,609	$0.80	March 2005
58,560	$0.35	November 2005

- **Stock Options outstanding December 31, 2004**

Number of common shares	Exercise price	Date of Expiry
350,000	$0.10	May 9, 2006
1,119,460	$0.22	April 7, 2008
150,000	$0.30	June 15,2007
2830,540	$0.40	September 2, 2007

At April 30, 2005, the Company had 41,759,792 common shares outstanding, warrants to purchase 13,903,631 common shares and 3,660.883 stock options.

- **Directors and Officers as at April 30, 2005**

Directors
Dal Brynelsen
Locke Goldsmith
Mike Muzylowski
H. Martyn Fowlds
J. Michael Mackey

Officers
Dal Brynelsen, President and CEO
H.Martyn Fowlds, V-P and Chief Financial Officer
Margo Peters, Secretary

- **Subsequent events**

a) The Company completed a private placement consisting of 10,077,071 units at $0.20 per unit, with each unit consisting of one share and one non-transferable share purchase warrant, exercisable for a period of one year at a price of $0.25 per share. Finders' fees totaling $26,819 were paid in connection with this private placement.

b) The Company completed a private placement consisting of 2,000,000 units at a price of $0.25 per unit. Each unit consists of one share and one non-transferable share purchase warrant exercisable for a period of one year at a price of $0.30 per share.

c) The Company completed a private placement consisting of 770,00 units at a price of $0.26 per unit. Each unit will consist of one share and one non-transferable share purchase warrant exercisable for a period of one year at a price of $0.34 per share.

d) The Company amended its stock option plan to increase the common shares available to a total of 7,000,000 shares.

e) The Company has repriced 3,130,540 stock options from $0.60 to $0.30. The re-pricing is subject to disinterested shareholder approval and the approval of the TSX Venture Exchange. The 18-month vesting period will recommence upon the Company receiving shareholder approval and a four-month hold period will apply to any issue of shares upon the exercise of these options.

f) The Company granted 2,000,000 stock options exercisable for three years at a price of $0.40 per share. The granting is subject to shareholder and TSX Venture exchange approval.

g) The Company entered into an Option and Joint Venture Letter Agreement with a private company (the "Optionee") that has a director in common with the Company, to facilitate the exploration of the South Belt Property, British Columbia. Under the terms of the agreement, the Optionee must expend $1,850,000 in exploration expenditures and issue 800,000 shares to the Company in installments through July 31, 2008 to earn a 70% interest in the mineral claims. The agreement is subject to regulatory acceptance.

h) The Company and New Guinea Gold Corporation agreed to amend the terms of their Option/ Joint Venture Agreement in respect of the Feni Island Project. Under the terms of the amendment, the Company will earn a 50% interest upon payment of $ 50,000 and the issue of 200,000 shares on signing and payment of a further $ 50,000 on June 30, 2005.

i) The Company, through its wholly–owned subsidiary, Corning Energy Inc., entered into a participation agreement to earn a 10% interest in the Henry Dome prospect located 3 miles northwest of Tilden, Texas.

j) The Company entered into a Participation and Farm-in Agreement to drill a Test Well in the Chigwell Area of Alberta. The Company will pay 11.25% of the drilling and completion costs to earn a 6.5% net interest in the well. The Company agreed to pay a finders' fee equal to the maximum amount allowable under the policies of the TSX Venture Exchange.

k) The Company entered into a Participation and Farm-in Agreement to drill two exploratory wells in the Antelope Lake area of Alberta. The Company will pay 25% of the drilling and completion costs to earn a 15% net interest after payout in each well.

Mineral Properties – schedule 1

	December 31, 2004					December 31, 2003				
	North Belt Property	South Belt Property	Gallagher Property	Feni Island Property	Total	North Belt Property	South Belt Property	Gallagher Property	Feni Island Property	Total
Acquisition costs										
Balance, beginning of year	$48,650	$1	$9,028	$112,000	$169,679	$17,150	$1	$	$	$17,151
Incurred during the year	6,000	-	-	64,000	70,000	31,500	-	9,028	112,000	152,528
Balance, end of year	54,650	1	9,028	176,000	239,679	48,650	1	9,028	112,000	169,679
Exploration expenditures										
Aircraft charters	-	-	-	69,849	69,849	-	-	-	16,982	16,982
Assays	-	-		29,384	29,384	-	-	-	11,814	11,814
Drilling	-	-	-	534,654	534,654	-	-	-	-	-
Equipment rentals	-	-	-	46,995	46,995	-	-	-	10,629	10,629
Field costs	-	-	-	124,251	124,251	-	-	-	14,104	14,104
Field wages	-	-	-	101,322	101,322	-	-	-	5,786	5,786
Food, travel & lodging	-	-	-	23,514	23,514	7,400	-	-	8,092	15,492
Geological consulting	-	-	-	10,242	10,242	-	4,500	-	38,612	43,112
Geophysics	-	-	-	7,665	7,665	-	-	-	-	-
Legal Fees	12,072	-	-	-	12,072	-	-	-	-	-
Operators fees	-	-	-	102,912	102,912	-	-	-	-	-
Staking & other costs	1,074	2,114	4,233	-	7,421	13,816	6,110	3,460	-	23,365
Tenement costs				2,324	2,324	-	-	-	(2,765)	(2,765)
	13,146	2,114	4,233	1,053,112	1,072,605	21,216	10,610	3,460	103,254	138,540
Balance, beginning of year	54,756	10,610	3,460	103,254	172,080	33,540	-	-	-	33,540
Balance, end of year	67,902	12,724	7,693	1,156,366	1,244,685	54,756	10,610	3,460	103,254	172,080
Total	$122,552	$12,725	$16,721	$1,332,366	$1,484,364	$103,406	$10,611	$12,488	$215,254	$341,758

Form 52-109FT1 – Certification of Annual Filings during Transition Period

I, Dal Brynelsen, President and CEO of Vangold Resources Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Vangold Resources Ltd., (the issuer) for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings ; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: May 2, 2005

/s/ Dal S. Brynelsen

Dal S. Brynelsen, President and CEO

Form 52-109FT1 – Certification of Annual Filings during Transition Period

I, Dal Brynelsen, President and CEO of Vangold Resources Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Vangold Resources Ltd., (the issuer) for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings ; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: May 2, 2005

/s/ Dal S. Brynelsen

Dal S. Brynelsen, President and CEO